File No:  333-
CIK #1025197

                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:  Van Kampen
American Capital Equity Opportunity Trust,
                         Series 51

B. Name of Depositor:    Van Kampen American Capital Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                         One Parkview Plaza
                         Oakbrook Terrace Illinois  60181

D. Name and complete address of agents for service:

   Chapman And Cutler          Van Kampen American Capital Distributors, Inc.
   Attention:  Mark J. Kneedy  Attention:  Don G. Powell, Chairman
   111 West Monroe Street      One Parkview Plaza
   Chicago, Illinois  60603    Oakbrook Terrace, Illinois  60181

E. Title and amount of securities being registered: An indefinite number of Units of undivided fractional beneficial interests pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G. Amount of registration fee: Not Applicable

H. Approximate date of proposed sale to the public:

   As Soon As Practicable After The Effective Date Of The Registration
                                Statement
______________________________________________________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

          Van Kampen American Capital Equity Opportunity Trust
                                Series 51
                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                    ) Prospectus Front Cover Page

    (b)  Title of securities issued       ) Prospectus Front Cover Page

 2. Name and address of Depositor         ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Administration

 3. Name and address of Trustee           ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Administration

 4. Name and address of principal         ) Trust Administration
      underwriter

 5. Organization of trust                 ) The Trust

 6. Execution and termination of          ) The Trust
      Trust Indenture and Agreement       ) Trust Administration

 7. Changes of Name                       ) *

 8. Fiscal year                           ) *

 9. Material Litigation                   ) *

                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding         ) The Trust
      Trust's securities and              ) Federal Taxation
      rights of security holders          ) Public Offering
                                          ) Rights of Unitholders
                                          ) Trust Administration
                                          ) Risk Factors

11. Type of securities comprising         ) Prospectus Front Cover Page
      units                               ) The Trust
                                          ) Trust Portfolio
                                          ) Risk Factors

12. Certain information regarding         ) *
      periodic payment certificates       )

13. (a)  Loan, fees, charges and expenses ) Prospectus Front Cover Page
                                          ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Portfolio
                                          ) Trust Operating Expenses
                                          ) Public Offering
                                          ) Rights of Unitholders

    (b)  Certain information regarding    )
           periodic payment plan          ) *
           certificates                   )

    (c)  Certain percentages              ) Prospectus Front Cover Page
                                          ) Summary of Essential Financial
                                          ) Information
                                          ) Public Offering
                                          ) Rights of Unitholders

    (d)  Certain other fees, expenses or  ) Trust Operating Expenses
           charges payable by holders     ) Rights of Unitholders

    (e)  Certain profits to be received   ) Public Offering
           by depositor, principal        ) Trust Portfolio
           underwriter, trustee or any    )
           affiliated persons             )

    (f)  Ratio of annual charges          ) *
           to income                      )

14. Issuance of Trust's securities        ) Rights of Unitholders

15. Receipt and handling of payments      ) *
      from purchasers                     )

16. Acquisition and disposition of        ) The Trust
      underlying securities               ) Rights of Unitholders
                                          ) Trust Administration

17. Withdrawal or redemption              ) Rights of Unitholders
                                          ) Trust Administration
18. (a)  Receipt and disposition          ) Prospectus Front Cover Page
           of income                      ) Rights of Unitholders

    (b)  Reinvestment of distributions    ) *

    (c)  Reserves or special funds        ) Trust Operating Expenses
                                          ) Rights of Unitholders
    (d)  Schedule of distributions        ) *

19. Records, accounts and reports         ) Rights of Unitholders
                                          ) Trust Administration

20. Certain miscellaneous provisions      ) Trust Administration
      of Trust Agreement                  )

21. Loans to security holders             ) *

22. Limitations on liability              ) Trust Portfolio
                                          ) Trust Administration
23. Bonding arrangements                  ) *

24. Other material provisions of          ) *
    Trust Indenture Agreement             )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor            ) Trust Administration

26. Fees received by Depositor           ) *

27. Business of Depositor                ) Trust Administration

28. Certain information as to            ) *
      officials and affiliated           )
      persons of Depositor               )

29. Companies owning securities          ) *
      of Depositor                       )
30. Controlling persons of Depositor     ) *

31. Compensation of Officers of          ) *
      Depositor                          )

32. Compensation of Directors            ) *

33. Compensation to Employees            ) *

34. Compensation to other persons        ) *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities   ) Public Offering
      by states                          )

36. Suspension of sales of trust's       ) *
      securities                         )
37. Revocation of authority to           ) *
      distribute                         )

38. (a)  Method of distribution          )
                                         )
    (b)  Underwriting agreements         ) Public Offering
                                         )
    (c)  Selling agreements              )

39. (a)  Organization of principal       ) *
           underwriter                   )

    (b)  N.A.S.D. membership by          ) *
           principal underwriter         )

40. Certain fees received by             ) *
      principal underwriter              )

41. (a)  Business of principal           ) Trust Administration
           underwriter                   )

    (b)  Branch offices or principal     ) *
           underwriter                   )

    (c)  Salesmen or principal           ) *
           underwriter                   )

42. Ownership of securities of           ) *
      the trust                          )

43. Certain brokerage commissions        ) *
      received by principal underwriter  )

44. (a)  Method of valuation             ) Prospectus Front Cover Page
                                         ) Summary of Essential Financial
                                         ) Information
                                         ) Trust Operating Expenses
                                         ) Public Offering
    (b)  Schedule as to offering         ) *
           price                         )

    (c)  Variation in offering price     ) *
           to certain persons            )

46. (a)  Redemption valuation            ) Rights of Unitholders
                                         ) Trust Administration
    (b)  Schedule as to redemption       ) *
           price                         )

47. Purchase and sale of interests       ) Public Offering
      in underlying securities           ) Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of       ) Trust Administration
      trustee                            )

49. Fees and expenses of trustee         ) Summary of Essential Financial
                                         ) Information
                                         ) Trust Operating Expenses

50. Trustee's lien                       ) Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's      )
      securities                         ) *

52. (a)  Provisions of trust agreement   )
           with respect to replacement   ) Trust Administration
           or elimination portfolio      )
           securities                    )

    (b)  Transactions involving          )
           elimination of underlying     ) *
           securities                    )

    (c)  Policy regarding substitution   )
           or elimination of underlying  ) Trust Administration
           securities                    )

    (d)  Fundamental policy not          ) *
           otherwise covered             )

53. Tax Status of trust                  ) Federal Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during            ) *
      last ten years                     )

55.                                      )
56. Certain information regarding        ) *
57.   periodic payment certificates      )
58.                                      )

59. Financial statements (Instructions   ) Report of Independent Certified
      1(c) to Form S-6)                  ) Public Accountants
                                         ) Statement of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

               Preliminary Prospectus Dated February 4, 1997

                          Subject To Completion

February 25, 1997

                      Van Kampen American Capital

Van Kampen American Capital Equity Opportunity Trust, Series 51

Global Precious Metals Trust, Series 1

The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 51 (the "Fund") is comprised of one unit investment trust, Global Precious
Metals Trust, Series 1 (the "Trust"). The Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of equity securities issued by companies engaged in the exploration, mining and production of gold and other precious metals including common stocks of foreign issuers, certain of which are in American Depositary Receipt ("ADRs") form ("Equity Securities" or "Securities").
See "Trust Portfolio". The foreign common stocks which are traded on a foreign securities exchange and not held in ADR form are referred to herein as the "Foreign Securities." Unless terminated earlier, the Trust will terminate on February 25, 2000 and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units.

Attention Foreign Investors. If you are not a United States citizen or resident, that portion of distributions treated as United States source income will generally be subject to U.S. federal withholding taxes; however, under certain circumstances treaties between the United States and other countries may reduce or eliminate such withholding tax. That portion of distributions not treated as United States source income will generally not be subject to U.S. federal withholding tax. See "Federal Taxation." Such investors should consult their tax advisers regarding the imposition of U.S. withholding on distributions.

Objectives of the Trust. The objectives of the Trust are to provide the potential for capital appreciation and income, consistent with the preservation of invested capital, by investing in a portfolio of equity securities of foreign and domestic companies engaged in the exploration, mining, refining and production of gold and other precious metals. See " Objectives and Securities Selection." There is, of course, no guarantee that the objectives of the Trust will be achieved.

Public Offering Price. The Public Offering Price of the Units of the Trust includes the aggregate underlying value of the Securities in the Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The initial sales charge is equal to the difference between the maximum total sales charge of 4.0% of the Public Offering Price and the maximum deferred sales charge ($0.20 per Unit). The monthly deferred sales charge ($0.0333 per Unit) will begin accruing on a daily basis on August 26, 1997 and will continue to accrue through February 25, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing September 26, 1997 and will be charged on the 26th day of each month thereafter through February 26, 1998. Unitholders will be assessed only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 4.0% of the Public Offering Price (4.167% of the aggregate value of the Securities less the deferred sales charge), subject to reduction as set forth in "Public Offering--General." During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 5,000 Units. The Public Offering Price per Unit is based on the aggregate value of the Foreign Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars during the initial offering period and on the bid side for secondary market transactions. If Units were available for purchase at the close of business on the day before the Initial Date of Deposit, the Public Offering Price per Unit
would have been $     . For sales charges in the secondary market, see "
Public Offering." The minimum purchase is 100 Units except for certain transactions described under "Public Offering--Unit Distribution". See
"Public Offering."

Additional Deposits. The Sponsor may, from time to time during a period of up to approximately six months after the Initial Date of Deposit, deposit additional Securities in the Trust as provided under "The Trust."

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid in cash on the applicable Distribution Date to Unitholders of record on the record date as set forth in the "
Summary of Essential Financial Information." The initial estimated
distribution will be $    per Unit and will be made on June 25, 1997 to
Unitholders of record on June 10, 1997. Gross dividends received by the Trust will be distributed to Unitholders. Expenses of the Trust will be paid with proceeds from the sale of Securities. For the consequences of such sales, see "Federal Taxation". Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."

Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Secondary Market for Units. After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale or bid prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale or asked prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unitholder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. A Unitholder tendering 1,000 or more Units for redemption may request a distribution of shares of Securities (other than the Foreign Securities and reduced by customary transfer and registration charges) in lieu of payment in cash. A Unitholder who elects a distribution of shares of Securities will not receive shares of the Foreign Securities but will instead receive cash representing his pro rata portion of the Foreign Securities. See "Rights of Unitholders--Redemption of Units." Units sold or tendered for redemption prior to such time as the entire deferred sales charge has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

Termination. Commencing on the Mandatory Termination Date Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders to elect a distribution of shares of Equity Securities (other than the Foreign Securities) if such Unitholder owns at least 1,000 Units of the Trust, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition by the Trustee of such Equity Securities. All Unitholders will receive cash in lieu of their pro rata share of the Foreign Securities and any fractional shares. To be effective, the election form, together with surrendered certificates if issued, and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "
Trust Administration--Amendment or Termination."

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases). Unitholders also have the opportunity to have their distributions reinvested into additional Units of the Trust, if Units are available at the time of reinvestment, or into an open-end management investment company as described herein. See "Rights of Unitholders--Reinvestment Option."

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers, the general condition of the stock market, volatile interest rates, volatile stock prices, currency fluctuations, the lack of adequate financial information concerning an issuer, exchange control restrictions impacting foreign issuers and risks related to an investment in companies engaged in the exploration, mining, refining and production of gold and other precious metals. See "Risk Factors."





          VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 51
                    Summary of Essential Financial Information
At the Close of Business on the day before the Initial Date of Deposit: February 24, 1997
Sponsor:    Van Kampen American Capital Distributors, Inc.
Supervisor: Van Kampen American Capital Investment Advisory Corp.
            (An affiliate of the Sponsor)
Evaluator:  American Portfolio Evaluation Services
            (A division of an affiliate of the Sponsor)
Trustee:    The Bank of New York

General Information
Number of Units <F1>......................................................
Fractional Undivided Interest in the Trust per Unit <F1>..................  1/
Public Offering Price: ...................................................
 Aggregate Value of Securities in Portfolio <F2>.......................... $
 Aggregate Value of Securities per Unit .................................. $
 Maximum Sales Charge <F3>................................................ $
 Less Deferred Sales Charge per Unit...................................... $
 Public Offering Price Per Unit <F3><F4><F5>.............................. $
Redemption Price per Unit <F6>............................................ $
Secondary Market Repurchase Price per Unit <F6>........................... $
Excess of Public Offering Price per Unit over Redemption Price per Unit... $




Supervisor's Annual Supervisory Fee...         Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee.....         Maximum of $.0025 per Unit
Evaluation Time.......................         4:00 P.M. New York time
Mandatory Termination Date............         February 25, 2000
                                               The Trust may be terminated if the net asset value of the Trust is less than
                                               $500,000 unless the net asset value of the Trust deposits has exceeded $15,000,000, then the Trust Agreement may be terminated if the net asset value of the Trust is
Minimum Termination Value.............         less than $3,000,000.




Estimated Annual Dividends per Unit <F7>........ $.
Trustee's Annual Fee............................ $.008 per Unit
Estimated Annual Organizational Expenses <F8>... $.            per Unit
Income Distribution Record Date................. Tenth day of June and December
Income Distribution Date........................ Twenty-fifth of June and December
Capital Account Record Date..................... Tenth day of December
Capital Account Distribution Date............... Twenty-fifth day of December




----------

<F1>As of the close of business on any day on which the Sponsor is the sole
Unitholder of the Trust, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease from the amount indicated above.

<F2>Each Equity Security listed on a securities exchange is valued at the closing sale price or, if the Equity Security is not listed, at the closing ask price thereof. The aggregate value of the Foreign Securities represents the U.S.
dollar value based on the offering side value of the related currency exchange rates at the Evaluation Time on the date of this "Summary of Essential
Financial Information."

<F3>The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge of 4.0% of the Public Offering Price and the amount of the maximum deferred sales charge of $0.20 per Unit. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. In addition to the initial sales charge, Unitholders will pay a deferred sales charge of $0.0333 per Unit per month which will begin accruing on a daily basis on August 26, 1997 and will continue to accrue through February 25, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing September 26, 1997 and will be charged on the 26th day of each month thereafter through February 26, 1998. Units purchased subsequent to the initial deferred sales charge payment will be subject only to the portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 4.0% of the Public Offering Price (4.167% of the aggregate value of the Securities in the Trust less the deferred sales charge). See the "Fee Table" below and "Public Offering--Offering Price".

<F4>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts. The
Public Offering Price per Unit is based on the aggregate value of the Foreign Securities computed on the basis of the offering side value of the related currency exchange rate expressed in U.S. dollars.

<F5>Commencing on February 25, 1998, the secondary market sales charge will not include deferred payments but will instead include only a one-time initial sales charge of 3.5% of the Public Offering Price and will be reduced by .5 of 1% on each subsequent February 25, to a minimum sales charge of 3.0%. See " Public Offering."

<F6>The Redemption Price per Unit and the Secondary Market Repurchase Price per
Unit are reduced by the unpaid portion of the deferred sales charge. The Redemption Price per Unit is based on the aggregate value of the Foreign Securities computed on the basis of the bid side value of the related currency exchange rate expressed in U.S. dollars.

<F7>Estimated annual dividends are based on annualizing the most recently declared dividends or, in the case of the Foreign Securities, are based on the most recent interim and final dividends declared taking into consideration any foreign withholding taxes. Estimated Annual Dividends per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual annual dividends received per Unit will vary from the estimated amount due to changes in the factors described in the preceding sentence and actual dividends declared and paid by the issuers of the Securities.

<F8>The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising material and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over the life of the Trust. See "Trust Operating Expenses" and "Statement of
Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts. Estimated Annual Organizational
Expenses have been estimated based on a projected trust size of $           .
To the extent the Trust is larger or smaller, the actual organizational expenses paid by the Trust (and therefore by Unitholders) will vary from the estimated amount set forth above.

FEE TABLE

--------------------------------------------------------------------------
This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in the Trust will bear directly or indirectly. See "Public Offering--Offering Price" and "Trust Operating
Expenses". Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees. Investors should note that while these examples are based on the public offering price and the estimated fees for the Trust, the actual public offering price and fees could vary from the estimated amounts below.



                                                                                                                         Amount Per
Unitholder Transaction Expenses (as of the Initial Date of Deposit) (as a percentage of offering price)                  100 Units
                                                                                                            -------- --------------
 Initial Sales Charge Imposed on Purchase <F1>............................................................. 2.00%    $        20.00
 Deferred Sales Charge <F2>................................................................................ 2.00%             20.00
 Maximum Sales Charge...................................................................................... 4.00%    $        40.00
                                                                                                            ======== ==============
 Maximum Sales Charge Imposed on Reinvested Dividends <F3>................................................. 2.00%    $        20.00
                                                                                                            ======== ==============
Estimated Annual Trust Operating Expenses (as of the Initial Date of Deposit) (as a percentage of aggregate value)
 Trustee's Fee ............................................................................................ %        $        0.80
 Portfolio Supervision and Evaluation Fees ................................................................ %                 0.50
 Organizational Costs...................................................................................... %
 Other Operating Expenses ................................................................................. %
                                                                                                            -------- --------------
 Total .................................................................................................... %        $
                                                                                                            ======== ==============



Example


                                                                                        Cumulative Expenses Paid for Period of:
                                                                                   ------------------------------------------------
                                                                                       1 Year      3 Years     5 Years     10 Years
                                                                                   ----------- ----------- ----------- ------------
An investor would pay the following expenses on a $1,000 investment, assuming a
5% annual return and redemption at the end of each time period                     $           $           $       N/A          N/A




The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange
Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered as a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

----------

<F1>The Initial Sales Charge is actually the difference between 4.00% and the maximum deferred sales charge ($20.00 per 100 Units) and would exceed 2.0% if the Public Offering Price exceeds $1,000 per 100 Units.

<F2>The actual fee is $0.20 per Unit, irrespective of purchase or redemption price, deducted each month over the six months commencing September 26, 1997 (approximately $3.33 per 100 Units per month). If a holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 2%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 2%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected.

<F3>Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders--Reinvestment Option".


THE TRUST

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Van Kampen American Capital Equity Opportunity Trust, Series 51 is comprised of one unit investment trust, Global Precious Metals Trust, Series 1. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen
American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, Van Kampen American Capital Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

The Trust offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities issued by foreign and domestic companies engaged in the exploration, mining, refining and production of gold and other precious metals, including common stocks of foreign issuers (certain of which are in ADR form). Diversification of assets in the Trust will not eliminate the risk of loss always inherent in the ownership of securities.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust indicated in "Summary of Essential Financial Information." Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date, and Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

Additional Units of the Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) or contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (including a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash with instructions to purchase Securities into the Trust for a period of up to approximately six months following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain the same proportionate relationship among the number of shares of each Equity Security in the Trust's portfolio that existed immediately prior to any such subsequent deposit. Any deposit by the Sponsor of additional Equity Securities will duplicate this actual proportionate relationship and not the original proportionate relationship on the subsequent date of deposit, since the original proportionate relationship may be different than the actual proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage and acquisition fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

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The objectives of the Trust are to provide the potential for capital appreciation and income, consistent with the preservation of invested capital. The portfolio is described under "Trust Portfolio" and in "
Portfolio". The Trust's portfolio was selected by experienced professionals at Morgan Stanley & Co. Incorporated ("Morgan Stanley").
Van Kampen American Capital is a member of the Morgan Stanley Group of affiliated companies. In selecting the Securities, Morgan Stanley focused on companies from around the world with historically superior production and reserve growth. Morgan Stanley analysts believe that these stocks could outperform their industry peers even during neutral or negative price movements of gold and other precious metals. In a positive environment for precious metals, Morgan Stanley analysts believe that these stocks may offer significant growth potential. Morgan Stanley also considered relative value and dividend yields of the stocks in selecting the Securities. The Securities were chosen from the following three categories:



Multinational Producers. Morgan Stanley believes that these large companies offer significant growth prospects while offering lower risk potential than smaller companies. Historically, these companies have weathered relatively poor price environments, have demonstrated solid earnings and tend to have proven management terms.



Mid-Sized Companies. Morgan Stanley believes that each mid-sized company offers a unique growth opportunity. These companies include companies that may be takeover candidates, are considered undervalued, may offer significant growth opportunities and are in turnaround situations. Morgan Stanley analysts believe this category provides the best risk-adjusted growth opportunities in the precious metals industry.



Exploration Companies. These are smaller companies that seek substantial ore deposits and significant findings may lead to acquisition by larger companies. Not every exploration company is successful, but the portfolio includes several companies that have demonstrated promising exploration efforts and could provide above average growth during the Trust's three-year life.



Precious Metals Companies. Precious metals companies may offer an ideal way to diversify an investment portfolio by providing the potential for a hedge against inflation, growth and diversification within the precious metals industry. Inflation has consistently eroded the U.S. dollar's buying power. The Sponsor believes that an investment in precious metals companies may help protect against inflation and provide a defensive investment and good downside protection. Over time, the purchasing power of precious metals has been preserved and may represent one of the best ways to protect against inflation.

Exploration success can potentially lead to strong growth for precious metals companies and even during relatively flat economic periods for the industry, companies that discover large ore bodies may experience significant growth. Beyond exploration success, if gold demand increases faster than supply, gold prices will generally improve, potentially creating a stronger environment for precious metals companies. For example, after growing approximately 50% between 1985 and 1992, world gold production has leveled off and drops in world supply in 1994 and 1995 were the first in 15 years. Rising production in relatively new geographic areas such as South America, West Africa and Indonesia is now slowly increasing world production again but many projects are still in the exploration phase.

South Africa, the world's largest producer of gold, has seen significant decreases in production in recent years with production dropping 5% in 1994, 10% in 1995 and an expectation that final calculation will show a decrease in production for 1996. In addition, strong economic growth and liberalization of policies in India and China may create a stronger demand for gold. These countries have experienced dramatic increases in jewelry demand which accounts for approximately 85 percent of physical demand for gold. Relatively flat gold production has not kept pace with demand for gold used for jewelry and other products. In 1995, there was a shortfall of approximately 436 metric tonnes (more than 14 million Troy ounces).

Of course, investors should be aware that precious metals companies are subject to certain risks, including volatile stock prices which may or may not be related to the price of gold. There can be no guarantee that exploration efforts conducted by any company included in the portfolio will be successful and a lack of success in any exploration effort may have a material adverse impact on an issuer and the value of a Security. See "Risk Factors."

General. An investor will be subject to taxation on any dividend income received from the Trust and on gains from the sale or liquidation of Securities (see "Federal Taxation"). Investors should be aware that there is not any guarantee that the objectives of the Trust will be achieved because they are subject to the continuing ability of the respective Security issuers to continue to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Equity Securities will pay dividends on outstanding common shares. Any distributions of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust as of the Initial Date of Deposit. Subsequent to the Initial Date of Deposit, the Securities may no longer meet such criteria. Should an Equity Security no longer meet such criteria, such Equity Security will not, simply as a result of such fact, be removed from the portfolio of the Trust.

Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration"). In addition, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor as of the Initial Date of Deposit. The Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust.

TRUST PORTFOLIO

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The Trust consists of     different issues of Equity Securities which are
issued by foreign and domestic companies that are engaged in the exploration, mining, refining and production of gold and other precious metals, including common stocks of foreign issuers (certain of which are in American Depositary Receipt form). All of the Equity Securities are listed on a national or foreign securities exchange, the NASDAQ National Market System or are traded in the over-the-counter market. The following is a general description of the companies that may be included in the Trust.

Arizona Star Resource Corporation

Ashanti Goldfields Company, Ltd.

Barrick Gold Corporation

Battle Mountain Gold Company

Birim Goldfields, Inc.

Cambior, Inc.

Driefontein Consolidated, Ltd.

Euro Nevada Mining Corporation

Franc-Or Resources Corporation

Freeport-McMoRan Copper & Gold, Inc.

Glamis Gold, Ltd.

Gold Reserve Corporation

Golden Knight Resources, Inc.

Greenstone Resources, Ltd.

Kidston Gold Mines, Ltd.

La Teko Resources, Ltd.

Newcrest Mining, Ltd.

Newmont Mining Corporation

Pangea Goldfields, Inc.

Prime Resource Group, Inc.

Rio Narcea Gold Mines, Ltd.

Romarco Minerals, Inc.

St. Barbara Mines, Ltd.

Sante Fe Pacific Gold Corporation

Southvaal Holdings, Ltd.

TVI Pacific, Inc.

TVX Gold, Inc.

Vengold, Inc.

General. The Trust consists of (a) the Securities listed under "
Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will in most cases be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. See "Trust Administration--Portfolio Administration." Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

RISK FACTORS

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General. An investment in Units of the Trust should be made with an understanding of the risks which an investment in domestic and foreign common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in a portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor or the Managing Underwriter. The price at which the Equity Securities may be sold to meet redemption, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

The Trust Agreement authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit of the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

Unitholders will be unable to dispose of any of the Equity Securities in the Trust, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor (who may rely on the Supervisor). In the absence of any such instructions, the Trustee will vote such Securities so as to insure that the Securities are voted as closely as possible in the same manner and the same general proportion as are shares held by owners other than the Trust.

Precious Metals Industry. The Trust is concentrated in issuers within the precious metals industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting issuers engaged in the exploration, mining and production of gold and other precious metals because any negative impact on the precious metals industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the risks inherent in the precious metals industry.

The Trust includes securities which are issued by companies engaged in the exploration for and development of gold and other precious metals properties and mining and processing of gold ore and such other precious metals. Mining operations and exploration activities are subject to extensive federal, state and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations may increase the costs of planning, designing, drilling, developing, constructing, operating and closing the mines and other facilities of certain companies. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that certain companies would not proceed with the development or operation of a mine and could have a significant adverse effect on certain of the issuers of Equity Securities. Mining and exploration companies must also seek governmental permits for expansion and advance exploration activities. Obtaining the necessary government permits is a complex and time-consuming process involving numerous federal, state and local agencies. The failure to obtain certain permits could have a material adverse effect on an issuer's business, operations and prospects. Furthermore, the laws and regulations of foreign countries may differ significantly from U.S. laws governing mining operations in the United States.

In addition, the profitability of precious metals companies is significantly affected by changes in the market prices of precious metals. Prices of precious metals can fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold, and production and cost levels in major metals-producing regions. Gold, in particular, has been subject to substantial price fluctuations over short periods of time and may be affected by unpredictable international monetary and other governmental policies, such as currency devaluations or revalutions; economic and social conditions within a country; trade imbalances; or trade or currency restrictions between countries. Since much of the world's known gold reserves are located in South Africa, political and social conditions there may influence the price of gold and the share values of precious metals mining companies located elsewhere. Investors should understand the special considerations and risks related to such an investment emphasis, and, accordingly, the potential effect on the value of the Trust.

Although many companies have hedging programs in place to reduce the risk associated with precious metals price volatility, there is no assurance that an issuer's hedging strategies will be successful. Furthermore, exploration for all minerals, as well as gold and other precious metals, is highly speculative in nature, involves many risks and frequently is unsuccessful. There can be no assurance that any company's exploration efforts will result in the discovery of mineralization or that any mineralization discovered will result in an increase of any company's reserves. In the event that new reserves are not developed, an issuer may not be able to sustain its current level of production which could adversely affect such Equity Securities in the Trust's portfolio.

Foreign Equity Risks. Since the Equity Securities consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below. Investors should also realize that, although certain Equity Securities are ADRs, all foreign issuers which operate internationally are subject to currency risks.

The securities of certain foreign issuers in the Trust are in ADR form. See "Portfolio". ADRs evidence American Depositary Receipts which represent common stock deposited with a custodian in a depositary. American Depositary Shares, and receipts therefor (ADRs), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the term ADR generally includes American Depositary Shares. ADRs may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the ADR holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues an ADR generally charges a fee, based on the price of the ADR, upon issuance and cancellation of the ADR. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the ADR than would be the case if the underlying share were held directly. The Trustee for this Trust acts as a depositary for ADRs, certain of which may be included in the Trust's portfolio. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the ADR market may also exist with respect to certain ADRs. In varying degrees, any or all of these factors may affect the value of the ADR compared with the value of the underlying shares in the local market. In addition, the rights of holders of ADRs may be different than those of holders of the underlying shares, and the market for ADRs may be less liquid than that for the underlying shares. ADRs are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

Investors should be aware that it may not be possible to buy all Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to the Trust relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

Exchange Rate. The Trust is concentrated in Equity Securities that are principally traded in foreign currencies and as such involves investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the related foreign currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports of goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to " baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The Evaluator will estimate the current exchange rate for the appropriate foreign currencies based on activity in the related currency exchange market. However, since this market may be volatile and is constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trust will be concluded by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

FEDERAL TAXATION

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The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.

2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested.

3. Each Unitholder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Equity Security held by the Trust. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to an Equity Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, in general, will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the "trade date") is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Equity Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

The Revenue Reconciliation Act of 1993 (the "Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that would recharacterize capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Equity Securities represented by a Unit.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units" , under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution. A Unitholder may also under certain circumstances request an In Kind Distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In Kind Distribution with respect to each Equity Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Equity Securities. An "
Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of an Equity Security held by the Trust.

Because the Trust will own many Equity Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Equity Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Equity Security.

A Unitholder's tax basis in his Units and his pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified by the Internal Revenue Service that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.

It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

In the opinion of Kroll & Tract LLP, special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

TRUST OPERATING EXPENSES

--------------------------------------------------------------------------
Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trust. However, Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee which is not to exceed the amount set forth under "Summary of Essential Financial Information," for providing portfolio supervisory services for the Trust. Such fee (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to Series 1 and subsequent series of Van Kampen Merritt Equity Opportunity Trust (and its successors) and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, the Evaluator, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive the annual per Unit evaluation fee set forth under "Summary of Essential Financial Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolio. The foregoing fees are payable as described under "General" below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States
Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor Compensation."

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from the Trust set forth under "Summary of Essential Financial Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation). The Trustee's fees are payable as described under "General" below. The
Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less
Rent of Shelter" in the Consumer Price Index published by the United
States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration."

Miscellaneous Expenses. Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over the life of the Trust. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders,
(f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) accrual of costs associated with liquidating the foreign securities and (i) expenditures incurred in contacting Unitholders upon termination of the Trust. The expenses set forth herein are payable as described under "General" below.

General. During the initial offering period of the Trust, all of the fees and expenses will accrue on a daily basis and will be charged to the Trust, in arrears, at the end of the initial offering period. After the initial offering period of the Trust, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust, in arrears, on a monthly basis as of the tenth day of each month. The fees and expenses are payable out of the Capital Account. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. It is expected that the balance in the Capital Account will be insufficient to provide for amounts payable by the Trust and that Equity Securities will be sold from the Trust to pay such amounts. These sales will result in capital gains or losses to Unitholders. See "Federal Taxation".

PUBLIC OFFERING

--------------------------------------------------------------------------
General. Units are offered at the Public Offering Price. The Public Offering Price is based on the aggregate underlying value of the Securities in the Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The initial sales charge is equal to the difference between the maximum total sales charge for the Trust of 4.0% of the Public Offering Price and the maximum deferred sales charge for the Trust ($0.20 per Unit). The monthly deferred sales charge ($0.0333 per Unit) will begin accruing on a daily basis on August 26, 1997 and will continue to accrue through February 25, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing September 26, 1997 and will be charged on the 26th day of each month thereafter through February 26, 1998. If any deferred sales charge payment date is not a business day, the payment will be charged to the Trust on the next business day. Unitholders will be assessed only that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 4.0% of the Public Offering Price (4.167% of the aggregate value of the Securities in the Trust less the deferred sales charge). The sales charge for secondary market transactions is described under "Offering Price" below. The underlying value of the Securities includes that aggregate value of the Foreign Securities computed on the basis of the offering side value of the related currency exchange rate expressed in U.S. dollars at the Evaluation Time during the initial offering period and on the bid side for secondary market transactions. The initial sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring 5,000 or more Units as follows:





Aggregate Number of      Dollar Amount of Sales
Units Purchased *        Charge Reduction Per Unit
----------------------  ---------------------------
5,000-9,999              $0.03
10,000-24,999            $0.05
25,000-49,999            $0.10
50,000-99,999            $0.15
100,000 or more          $0.20
*The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trust's requirement that only whole
Units be issued.




The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. This reduced sales charge structure will apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase
Date") or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

During the initial offering period of the Trust, unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of this Trust subject only to the deferred sales charge described herein.

Employees of Van Kampen American Capital Distributors, Inc. and its affiliates may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or the dealer's concession in the absence of an underwriting commission. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Trust at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The Public Offering Price per Unit is based on the aggregate value of the Foreign Securities computed on the basis of the offering side or bid side value of the related currency exchange rate expressed in U.S. dollars during the initial offering period or secondary market.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to the difference between the maximum total sales charge of 4.0% of the Public Offering Price and the maximum deferred sales charge ($0.20 per Unit) and dividing the sum so obtained by the number of Units outstanding. The Public Offering Price shall also include the proportionate share of any cash held in the Capital Account. This computation produced a gross underwriting profit equal to 4.0% of the Public Offering Price. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Securities in the Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily (except as stated below) the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. No evaluation shall be made on any date on which Securities representing greater than 20% of the aggregate value of the Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange. Accordingly, purchases or redemptions of Units on such a day will be based on the next determination of price of the Securities (and the price of such Units would be the next computed price). Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the maximum total sales charge for the Trust of 4.0% of the Public Offering Price and the maximum deferred sales charge for the Trust ($0.20 per Unit) and will be assessed a deferred sales charge of $0.0333 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering--General". The Sponsor currently does not intend to maintain a secondary market after August 25, 1999. Commencing on February 25, 1998, the secondary market sales charge will not include deferred payments but will instead include only a one-time initial sales charge of 3.5% of the Public Offering Price and will be reduced by .5 of 1% on each subsequent February 25, to a minimum sales charge of 3.0%.

The value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national or foreign securities exchange this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. The aggregate underlying value of the Securities during the initial offering period includes the aggregate value of the Foreign Securities computed on the basis of the offering side value of the related currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities in the Trust but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 2.80% per Unit. Volume concessions or agency commissions of an additional
 .20% of the Public Offering Price will be given to any broker/dealer or bank, who purchases from the Sponsor at least $100,000 (or 10,000 Units) on the Initial Date of Deposit or $250,000 (or 25,000 Units) on any day thereafter. In addition, broker-dealers or others (each "a distributor") who distribute 1,000,000 - 1,999,999 Units during the initial offering period will receive additional compensation from the Sponsor, after the close of the initial offering period, of $0.01 for each Unit it distributes; or each distributor who distributes 2,000,000 - 2,999,999 Units will receive additional compensation of $0.015 for each Unit it distributes; or each distributor who distributes 3,000,000 or more Units will receive additional compensation of $0.02 for each Unit it distributes. The breakpoints described above are also applied on a dollar basis utilizing a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trust's requirement that only whole Units be issued. Any quantity discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. However, for transactions involving unitholders of any Van Kampen American Capital-sponsored unit investment trust who purchase Units during the initial offering period with redemption or termination proceeds from such trust, the concession or agency commission will be 1% per Unit. For secondary market transactions, the concession or agency commission will amount to 70% of the sales charge applicable to the transaction. The breakpoints described above are also applied on a dollar basis utilizing a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the broker, dealer or agent. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trust's requirement that only whole Units be issued.

Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units except as stated herein. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

Sponsor Compensation. The Sponsor will receive a gross sales commission equal to 4.0% of the Public Offering Price of the Units (equivalent to 4.167% of the aggregate value of Securities less the deferred sales charge), less any reduced sales charge for quantity purchases (as described under "
General" above). Any quantity discount provided to investors will be borne by the selling broker, dealer or agent as indicated under "General" above.

In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio." The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust portfolio. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trust after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Sponsor.

Broker-dealers of the Trust, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Sponsor intends to maintain a secondary market for Units of the Trust for the period indicated. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is not obligated to do so, the Sponsor intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units"). If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. It is the current intention of the Sponsor to maintain a market for Units through August 25, 1999 only. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale.

Tax-Sheltered Retirement Plans. Units of the Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trust may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS

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Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("
STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by the Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of the Trust. Proceeds from the sale of Securities to meet redemptions of Units shall be segregated within the Capital Account from proceeds from the sale of Securities made to satisfy the fees, expenses and charges of the Trust. Amounts to be credited to such Accounts are first converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any income received with respect to any of the Securities in the Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Dates. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay fees and expenses, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

At the end of the initial offering period and as of the tenth day of each month thereafter, the Trustee will deduct from the Capital Account amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from the Income and Capital Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

It is anticipated that the deferred sales charge will be collected from the Capital Account. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities will be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

Reinvestment Option. Unitholders of the Trust may elect to have each distribution of income, capital gains and/or capital on their Units automatically reinvested in additional Units of the Trust subject to the remaining deferred sales charge payments due on Units, if any (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). To participate in the reinvestment plan, a Unitholder may either contact his or her broker or agent or file with the Trustee a written notice of election at least ten days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to participate in the reinvestment plan will apply to all Units of the Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market") or, until such time as additional Units cease to be issued by the Trust (see " The Trust"), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made subject to any remaining deferred sales charge based on the net asset value for Units of the Trust as of the Evaluation Time on the related Distribution Dates. Under the reinvestment plan, the Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units of the Trust and will send such Unitholder a statement reflecting the reinvestment.

Unitholders may also elect to have each distribution of income, capital gains and/or capital on their Units automatically reinvested in shares of any Van Kampen American Capital mutual funds (except for B shares) which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trust. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of income, capital gains and/or capital on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above. Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. For as long as the Sponsor deems it to be in the best interest of the Unitholders, the accounts of the Trust shall be audited, not less frequently than annually, by independent certified public accountants, and the report of such accountants shall be furnished by the Trustee to Unitholders upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust division office at 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date of the next computation of the net asset value per Unit after Units are received by the Trustee for redemption. No such computation shall be made on any date on which Securities representing greater than 20% of the aggregate value of the Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange. Accordingly, purchases or redemptions of Units on such a day will be based on the next determination of price of the Securities (and the price of such Units would be the next computed price). Foreign securities exchanges are open for trading on certain days which are U.S. holidays on which the Trust will not transact business. The Foreign Securities will continue to trade on those days and thus the value of the Units may be significantly affected on days when a Unitholder cannot sell or redeem Units.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled.

Unitholders tendering 1,000 Units or more for redemption may request from the Trustee a distribution in kind ("In Kind Distribution") of an amount and value of Securities per Unit (other than the Foreign Securities) equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the applicable Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of whole shares of each of the applicable Securities and cash from the Capital Account equal to the pro rata portion of the Foreign Securities and any fractional shares to which the tendering Unitholder is entitled. In implementing these redemption procedures, the Trustee shall make any adjustments necessary to reflect differences between the Redemption Price of the Securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities according to the criteria discussed above. For the tax consequences related to an In Kind Distribution see "Federal Taxation."

To the extent that Securities are redeemed in kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued sales charges or expenses of the Trust. The Evaluator may determine the value of the Equity Securities in the Trust in the following manner: if the Equity Securities are listed on a national or foreign securities exchange this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above. For purposes of the Redemption Price per Unit and secondary market transactions, the aggregate value of the Securities includes the value of the Foreign Securities computed on the basis of the bid side value of the related currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

TRUST ADMINISTRATION

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Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolio of the Trust is not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Trust, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to the Trust. Pursuant to the Trust Agreement, the Sponsor is not authorized to direct the reinvestment of the proceeds of the sale of Securities in replacement securities except in the event the sale is the direct result of serious adverse credit factors affecting the issuer of the Security which, in the opinion of the Sponsor, would make the retention of such Security detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Therefore, except as stated under " Trust Portfolio" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Securities is prohibited. Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Equity Securities), unless held for reinvestment as herein provided, are credited to the Capital Account for distribution to Unitholders, to meet redemptions or to pay charges and expenses of the Trust.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Supervisor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders of 51% of the Units then outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Trust Units then outstanding or by the Trustee when the value of the Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in "Summary of Essential Financial Information." The Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Written notice of any termination specifying the time or times at which Unitholders may surrender their certificates for cancellation, if any are then issued and outstanding, shall be given by the Trustee to each Unitholder so holding a certificate at his address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an In Kind Distribution of Securities (other than the Foreign Securities) upon the termination of the Trust. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the applicable Securities in the portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's pro rata portion of the Foreign Securities and any fractional shares of the Equity Securities will be paid in cash. Unitholders with less than 1,000 Units and those not requesting an In Kind Distribution will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. On October 31, 1996, VK/AC Holding, Inc. became a wholly owned indirect subsidiary of Morgan Stanley Group Inc. pursuant to the closing of an Agreement and Plan of Merger among Morgan Stanley Group Inc., MSAM Holdings II, Inc. and MSAM Acquisition Inc., whereby MSAM Acquisition Inc. was merged with and into VK/AC Holding, Inc. and VK/AC Holding, Inc. was the surviving corporation (the "Acquisition"). As a result of the Acquisition, VK/AC Holding, Inc. became a wholly owned subsidiary of MSAM Holdings II, Inc. which, in turn, is a wholly owned subsidiary of Morgan Stanley Group Inc. Morgan Stanley Group Inc. and various of its directly or indirectly owned subsidiaries, including Morgan Stanley Asset Management Inc., an investment adviser ("MSAM"), Morgan Stanley
& Co. Incorporated, a registered broker-dealer and investment adviser, and Morgan Stanley International, are engaged in a wide range of financial services. Their principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; and global custody, securities clearance services and securities lending. As of September 30, 1996, MSAM, together with its affiliated investment advisory companies, had approximately $103.5 billion of assets under management and fiduciary advice. Prior to October 31, 1996, VK/AC Holding, Inc. was controlled, through the ownership of a substantial majority of its common stock, by The Clayton & Dubilier Private Equity IV Limited Partnership. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of November 30, 1996 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of December 31, 1996, the Sponsor and its affiliates managed or supervised approximately $59 billion of investment products, of which over $11.88 billion is invested in municipal securities. The Sponsor and its affiliates managed $48 billion of assets, consisting of $29.9 billion for 59 open end mutual funds (of which 46 are distributed by Van Kampen American Capital Distributors, Inc.), $13.1 billion for 38 closed-end funds and $4.99 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-end funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided").
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

--------------------------------------------------------------------------
Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Kroll & Tract LLP has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statement of condition and the related securities portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 51 (Global Precious Metals Trust):

We have audited the accompanying statement of condition and the related portfolio of Van Kampen American Capital Equity Opportunity Trust, Series 51 (Global Precious Metals Trust) as of February 25, 1997. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 51 (Global Precious Metals Trust) as of February 25, 1997, in conformity with generally accepted accounting principles.


                                      GRANT THORNTON LLP
Chicago, Illinois
February 25, 1997







VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST,
SERIES 51
STATEMENT OF CONDITION
As of February 25, 1997

Investment in Securities:

Contracts to purchase securities <F1>.......... $
Organizational costs <F2>......................
                                                --
 ............................................... $
                                                ==
Liabilities and Interest of Unitholders:
Liabilities--
Accrued organizational costs <F2>.............. $
Deferred sales charge liability <F3>...........
Interest of Unitholders-- .....................
Cost to investors <F4>.........................
Less: Gross underwriting commission <F4><F5>...
                                                --
Net interest to Unitholders <F4>...............
                                                --
Total.......................................... $
                                                ==




----------

<F1>The aggregate value of the Securities listed under "Portfolio" and their cost to the Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under " Public Offering--Offering Price". The contracts to purchase Securities are
collateralized by an irrevocable letter of credit of $              which has
been deposited with the Trustee.

<F2>The Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over the life of the Trust. Organizational costs
have been estimated based on a projected trust size of $                   .
To the extent the Trust is larger or smaller, the estimate will vary.

<F3>Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering".

<F4>The aggregate public offering price and the aggregate sales charge of 4.0% are computed on the bases set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor Compensation" and assume all single transactions involve less than 5,000 Units. For single transactions involving 5,000 or more Units, the sales charge is reduced (see "Public
Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F5>Assumes the maximum sales charge.





GLOBAL PRECIOUS METALS TRUST, SERIES 1
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 51)
as of the Initial Date of Deposit:                     , 1997

                                                              Estimated
                                                              Annual
Number                                             Market     Dividends   Cost of
of                                                 Value per  per         Securities
Shares     Name of Issuer<F1>*                     Share<F2>  Share<F2>   to Trust<F2>
---------- --------------------------------------- ---------  ---------   -----------
                 Arizona Star Resource Corporation $          $           $
                  Ashanti Goldfields Company, Ltd.
                          Barrick Gold Corporation
                      Battle Mountain Gold Company
                            Birim Goldfields, Inc.
                                     Cambior, Inc.
                    Driefontein Consolidated, Ltd.
                    Euro Nevada Mining Corporation
                    Franc-Or Resources Corporation
              Freeport-McMoRan Copper & Gold, Inc.
                                 Glamis Gold, Ltd.
                          Gold Reserve Corporation
                     Golden Knight Resources, Inc.
                        Greenstone Resources, Ltd.
                          Kidston Gold Mines, Ltd.
                           La Teko Resources, Ltd.
                             Newcrest Mining, Ltd.
                        Newmont Mining Corporation
                           Pangea Goldfields, Inc.
                        Prime Resource Group, Inc.
                       Rio Narcea Gold Mines, Ltd.
                            Romarco Minerals, Inc.
                           St. Barbara Mines, Ltd.
                 Sante Fe Pacific Gold Corporation
                          Southvaal Holdings, Ltd.
                                 TVI Pacific, Inc.
                                    TVX Gold, Inc.
                                     Vengold, Inc.
           .......................................                        $
=========                                                                 ==




* NOTE:It is currently anticipated that Morgan Stanley & Co., Incorporated will select 20 - 25 of the issuers listed above to be included in the portfolio for the Trust. The actual portfolio is subject to change at the Initial Date of Deposit and may include securities in addition to or in place of those listed above.



NOTES TO PORTFOLIO

--------------------------------------------------------------------------
(1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on
                  , 1997 and are expected to settle on                     ,
1997 (see "The Trust").

(2) The market value of each of the Securities is based on the closing sale price of each listed Security on the applicable exchange, or if not so listed, on the ask price on the day prior to the Initial Date of Deposit (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation
Time). Estimated annual dividends are based on annualizing the most recently declared dividends or, with respect to the Foreign Securities, on the most recent interim and final dividends declared (converted into U.S. dollars at the offering side of the exchange rate at the Evaluation Time). The aggregate value of the Securities on the day prior to the Initial Date of Deposit based on the closing sale price of each listed Security, and on the bid price if not so listed, and converted into U.S. dollars at the bid side of the related exchange rate, if applicable, at the Evaluation Time (which is the basis on
which the Redemption Price per Unit will be determined) was $           . The
ask price of the applicable Securities and offer side exchange rates (the basis on which the Public Offering Price per Unit will be determined during the initial offering period) are greater than the bid side prices or exchange rates. Other information regarding the Securities in the Trust, as of the Initial Date of Deposit, is as follows:



                                Estimated
                   Profit       Annual
                   (Loss) to
Cost to Sponsor    Sponsor      Dividends
$                  $            $




A security marked by "+" indicates an American or Global Depositary
Receipt.

"**" Indicates that the dividends shown reflect the net amounts after giving effect to foreign withholding taxes.

A Security marked by "3"indicates an equity security listed on a foreign securities exchange.



An affiliate of the Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trust. An affiliate of the Sponsor may serve as a specialist in the stocks in the Trust on one or more stock exchanges an may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor or an affiliate may be an officer or director of one or more of the issuers of the stocks in the Trusts. An affiliate of the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy securities in any state to any person to whom it is not lawful to make such offer in such state.

TABLE OF CONTENTS

Title                                    Page

Summary of Essential Financial
  Information                             3
Fee Table                                 5
The Trust                                 6
Objectives and Securities Selection       7
Trust Portfolio                           7
Risk Factors                              8
Federal Taxation                         13
Trust Operating Expenses                 17
Public Offering                          18
Rights of Unitholders                    23
Trust Administration                     27
Other Matters                            32
Report of Independent Certified Public
  Accountants                            33
Statement of Condition                   34
Portfolio                                35
Notes to Portfolio                       36

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

February 25, 1997



Van Kampen American Capital
Equity Opportunity Trust,
Series 51



Global Precious Metals Trust, Series 1


A Wealth of Knowledge A Knowledge of Wealth

VAN KAMPEN AMERICAN CAPITAL



One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056



Please retain this Prospectus for future reference.
                   Contents Of Registration Statement

This Registration Statement comprises the following papers and documents:

      The facing sheet
      The Cross-Reference Sheet
      The Prospectus
      The signatures
      The consents of independent public accountants and legal counsel

The following exhibits:

1.1   Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2   Consent of Grant Thornton LLP (to be supplied by amendment).

EX-27 Financial Data Schedule (to be supplied by amendment).

                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 51 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 4th day of February, 1997.

                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 51
                                       (Registrant)

                                    By Van Kampen American Capital
                                       Distributors, Inc.
                                       (Depositor)


                                       Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on February 4, 1997.

  Signature              Title

Don G. Powell        Chairman, Chief Executive )
                       Officer                 )

William R. Rybak     Senior Vice President and )
                       Chief Financial Officer )

Ronald A. Nyberg     Director                  )

William R. Molinari  Director                  )

Sandra A. Waterworth                           ) (Attorney-in-fact)*
_________________________________________________________________________
*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Fund, Multi-Series 203 (File No. 33-65744) and and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.